

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2014

Pankaj Modi
Chief Executive Officer
Mindesta Inc.
429 Kent Street, Unit 112
Ottawa, Ontario, Canada K2P 2B4

> **Re: Mindesta Inc.**
> **Current Report on Form 8-K**
> **Filed September 11, 2014**
> **File No. 000-30651**

Dear Mr. Modi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 3

1. We note your general plans regarding development of your wafer product. Please provide a more detailed discussion of your proposed business plans, including each milestone needed to implement your business plans, the estimated time frame for each milestone and the estimated costs associated with each milestone.

2. Please provide clear disclosure as to where you plan to market your proposed product.

CTT Pharma, page 4

3.   Please provide support for your market data cited in this section. Please provide us with copies of the reports from which you have taken this data. Clearly mark the supporting statements in the supplemental materials.

Government Regulation, page 12

4.   We note your references in this section and in the risk factor on page 17 to extensive regulation and substantial requirements on the production and distribution of wafers. Describe these regulations and requirements clearly including the status of any applications for regulatory approvals and discuss the impact these regulations could have on your business.

5.   We note, for example, the reference to the approval by the FDA satisfying the acceptable medical use requirement on page 13. Clarify whether FDA approval is required, and if so, discuss the process for approval, including the anticipated costs and timing. In addition, clarify whether the FDA has approved any similar products or announced any standards or procedures for approval of cannabis.

Restrictions on the use or distribution…, page 16

6.   Please clarify what restrictions you are referencing in this risk factor.

If we are unable to protect our patented technology…, page 21

7.   Please clarify what amendments to the America Invents Act 2011 you are referencing in the last sentence.

Controlled substance legislation differs between countries…, page 21

8.   Please address clearly the effect of the Single Convention on Narcotic Drugs 1961 in your description of the regulations affecting your business and clarify your plans to sell your product in countries outside the United States.

Our proposed business expansion is dependent on laws…, page 22

9.   Please clarify what regulatory requirements present the material risks you have identified in this risk factor.

Management's Discussion and Analysis…, page 23

10.   When discussing the reason(s) for increases or decreases in items of the financial statements, first compare the two periods, including the amount and percent of the change. In addition, please discuss each material change in a line item of the financial statements. For example, we note the increased professional fees from February 28, 2013

to February 28, 2014. When discussing the reason(s) for the change, where available, disclose the amount of the change allocated to each reason.

Liquidity and Capital Resources, page 25

11.   Please provide a discussion of your liquidity that addresses your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis. Your discussion should disclose how you plan to address your immediate funding needs and the funds necessary to achieve your business plans. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance. We note your cash position as disclosed on your June 30, 2014 balance sheet.

Security Ownership of Certain Beneficial Owners and Management, page 27

12.   Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held in the name of Capital Financial, or advise why you believe such disclosure is not required.

13.   Please provide the address of Mr. Bowes, as required by Item 403(a) of Regulation S-K.

Directors and Executive Officers, page 28

14.   Please clarify when Dr. Modi's involvement with the various entities disclosed began and ended and clarify his role at those entities.

15.   Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

16.   Please provide the disclosure regarding certain legal proceedings for the past ten years, as required by Item 401(f) of Regulation S-K, rather than the seven years currently provided.

Certain Relationships and Related Transactions, page 31

17.   Please provide the disclosure required by Item 404(d) of Regulation S-K for each applicable related party transaction, including the names of the related parties and the dollar value of each transaction.

Financial Statements and Exhibits, page 35

18.   Please file the patent assignment agreement between Panaj Modi and you. In addition, please file or incorporate by reference your bylaws and articles of incorporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc (via email): Jeffrey G. Klein, Esq.